Exhibit 99.1

The9 Limited Announces Pricing of Approximately $125.0 Million Bought Deal Offering of American Depositary Shares

SHANGHAI, March 31, 2021 /PRNewswire/ -- The9 Limited (Nasdaq: NCTY) ("The9"), an established Internet company, today announced that it has entered into an underwriting agreement with Maxim Group LLC under which the underwriter has agreed to purchase, on a firm commitment basis, 3,765,100 American depositary shares (the “ADSs”) of the Company, and warrants to purchase 2,823,825 ADSs, at a price of $33.20 per ADS and accompanying warrant, less underwriting discounts and commissions. The warrants offered in this offering has a term of three years and are exercisable by the holder at $36.00 per ADS at any time after the date of issuance. The gross proceeds from the offering are expected to be approximately $125.0 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The Company has granted the underwriters a 45-day option to purchase up to an additional 564,765 ADSs and/or warrant to purchase up to an additional 423,574 ADS, in each case to cover over-allotments, if any. The offering is expected to close on or about April 5, 2021, subject to customary closing conditions.

Maxim Group LLC is acting as sole book-running manager for the offering.

The ADSs are being offered pursuant to a shelf registration statement on Form F-3ASR (File No. 333-254878) which became automatically effective upon filing with the U.S. Securities and Exchange Commission (SEC) on March 30, 2021 EST time. A prospectus supplement will be filed with the SEC and will form a part of the effective registration statement. Copies of the prospectus supplement and accompanying prospectus relating to the public offering may be obtained, when available, by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, or by telephone at (212) 895-3500.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About The9 Limited

The9 Limited is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en